December 10, 2019
Limelight Networks Guidance for 2020

Limelight Networks, Inc. (Nasdaq:LLNW) (Limelight), a leading provider of edge cloud services, today issued initial guidance for 2020.
Limelight expects the following financial results for 2020:

•	Revenue between $220 and $235 million

•	GAAP earnings of between $(0.10) and $0.00

•	Non-GAAP earnings per share between $0.00 and $0.10 per share

•	Adjusted EBITDA between than $25 and $35 million

•	Capital Expenditures between $25 and $30 million
“Our strategic focus on video and edge services is developing into an exceptional opportunity to grow at a faster rate than ever before. The movement of video content delivery from over-the-air broadcasts and cable to internet-based delivery is accelerating our top-line growth. This trend is firmly in place in the United States, and we are convinced it is a global trend with quicker adoption in newer markets. We are judiciously deploying global infrastructure and operating resources in a manner that we believe will allow us to monetize this opportunity,” said Bob Lento, Limelight’s Chief Executive Officer.
“Our business has meaningfully improved through 2019. We are confident that our 2019 exit run rates will be strong, which gives us conviction in our ability to deliver against our 2020 guidance. We believe the four quarters in 2020 will show sequential revenue growth and related margin improvements. Our plan is to continue to invest in the business to capture growth opportunities. At the same time, the business model leverage should be evident in the anticipated improvement in operating margins and free cash flow in light of the expected decline in capital expenditures,” Lento added.

Forward-Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These statements include, among others, statements regarding our strategic focus; our expectations regarding revenues for the full year 2019 and 2020; GAAP and non-GAAP net income (loss); Adjusted EBITDA; capital expenditures for the full year 2019 and 2020; operating margins and free cash flow; video content delivery trends, our future prospects; and our position in our industry. Our expectations and beliefs regarding these matters may not materialize. The potential risks and uncertainties that could cause actual results or outcomes to differ materially from the results or outcomes predicted include, among other things, reduction of demand for our services from new or existing customers, unforeseen changes in our hiring patterns, adverse outcomes in litigation, and experiencing expenses that exceed our expectations. A detailed discussion of these factors and other risks that affect our business is contained in our SEC filings, including our most recent reports on Forms 10-K and 10-Q, particularly under the heading “Risk Factors.” Copies of these filings are available online on our investor relations website at investors.limelightnetworks.com and on the SEC website at www.SEC.gov. All information provided in this release is as of December 10, 2019, and we undertake no duty to update this information in light of new information or future events, unless required by law.

About Limelight
Limelight Networks, Inc. (NASDAQ: LLNW), a leading provider of digital content delivery, video, cloud security, and edge computing services, empowers customers to provide exceptional digital experiences. Limelight’s edge services platform includes a unique combination of global private infrastructure, intelligent software, and expert support services that enable current and future workflows. For more information, visit www.limelight.com, follow us on Twitter, Facebook, and LinkedIn.
Copyright (C) 2019 Limelight Networks, Inc. All rights reserved. All product or service names are the property of their respective owners.
Source: Limelight Networks
Language:
English
Contact:
Limelight Networks, Inc.
Sajid Malhotra, 602-850-5778
ir@llnw.com
Ticker Slug:
Ticker: LLNW
Exchange: NASDAQ